UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact April | 2026

Update – Issuance of Subscription Warrants

São Paulo, April 20, 2026 – Azul S.A. (B3: AZUL3, OTC: AZLUY) (“Azul” or “Company”), in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021 (“CVM Resolution 44”), and of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporations Law”), in furtherance to the material facts disclosed on February 19, 2026, April 15, 2026 and April 17, 2026 (the second and third, together, the “Material Facts – Cancellation Process”), hereby updates its shareholders and the market in general regarding the procedures described in the Material Facts – Cancellation Process, in light of the discussions held between the Company and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) concerning the issuance of common share subscription warrants approved by the Company’s Board of Directors at its meeting held on February 19, 2026, and ratified by the Company’s Board of Directors at its meeting held on April 14, 2026 (the “Subscription Warrants”).

The Company announces that it has opted, together with B3, to suspend the process for the cancellation of the Subscription Warrants referred to in the Material Facts – Cancellation Process.

This measure was adopted in good faith taking into consideration, on the one hand, the restrictions and limitations to which the Company is subject (including the terms of the Chapter 11 Plan approved by the competent court) and, on the other hand, the best interests of the investors involved, the Company’s other stakeholders, and the capital markets in general. In this regard, the Company announces that it is evaluating, together with B3, how to proceed with this matter and will provide an update in due course. In the meantime, in order to preserve the rights of the investors involved and avoid harm to market participants, the commencement of trading of the Subscription Warrants on B3 will remain temporarily suspended.

The Company remains available to shareholders and investors for additional clarifications, which may be requested through the usual communication channels.

About Azul

Azul S.A. (B3: AZUL3; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196-1035
invest@voeazul.com.br	imprensa@voeazul.com.br
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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 20, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Antônio Carlos Garcia
                                                                                                                Name: Antônio Carlos Garcia
                                                                                                                Title: Chief Financial Officer